Shareholder Report
Quarter Ended
October 4, 2015

Contents
MD&A
1.0 Preface	2
2.0 Caution regarding forward-looking statements	3
3.0 Our business	5
4.0 Strategy and objectives	9
5.0 Operating results	10
6.0 Financial condition	19
7.0 Cash flows	21
8.0 Liquidity and capital resources	23
9.0 Legal proceedings	25
10.0 Outlook	25
11.0 Financial risk management	26
12.0 Critical accounting estimates and judgments	26
13.0 Accounting policies and new accounting standards not yet applied	26
14.0 Internal control over financial reporting	27
15.0 Risks and uncertainties	27
16.0 Definition and reconciliation of non-GAAP financial measures	28

Condensed interim consolidated financial statements	30

Notes to condensed interim consolidated financial statements	34

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.0	PREFACE

1.1 Definitions

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

1.2 Date and approval by the Board of Directors

In preparing this MD&A, we have taken into account all information available to us up to November 11, 2015, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three and twelve months ended October 4, 2015 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on November 11, 2015.

1.3 Accounting framework

All financial information contained in this MD&A and in the unaudited condensed interim consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures”.

1.4 Additional information

Additional information about Gildan, including our 2014 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This MD&A comments on our operations, financial performance, and financial condition as at and for the three and twelve months ended October 4, 2015. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited condensed interim consolidated financial statements as at and for the three and twelve months ended October 4, 2015, and the related notes, and with our MD&A for the year ended October 5, 2014 (2014 Annual MD&A).

All earnings per share and share data in this MD&A are on a post-split basis, reflecting the effect of the two-for-one stock split of the Company’s outstanding common shares by way of a share dividend that took effect on March 27, 2015.

On December 4, 2014, the Company announced that it will be transitioning to a new fiscal year-end in 2015. As a result of this transition, the Company’s year-end will take place on the Sunday closest to December 31, rather than the first Sunday following September 28. The change in year-end recognizes that the seasonality of the overall consolidated sales revenues for the Company is changing due to the increasing importance of the Branded Apparel segment. The Company’s business planning cycle is becoming more aligned with the calendar year, and this change will provide better visibility on retail program placements and cotton fixations. In addition, the change in year-end will be better aligned with Gildan’s industry comparables.

For purposes of its regulatory filings, the Company will report results for the 15-month transition period of October 6, 2014 through January 3, 2016. The Company’s first 12-month fiscal year on a calendar basis will begin on January 4, 2016 and end on January 1, 2017.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our Business – Our Operations”, “Strategy and objectives”, “Liquidity and Capital Resources – Long-term debt and net indebtedness”, and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the 2014 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate, identify or react to changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	adverse changes in third party licensing arrangements and licensed brands;

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	our ability to protect our intellectual property rights;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices;
•	the adverse impact of any current or future legal and regulatory actions; and
•	an actual or perceived breach of data security.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.0	OUR BUSINESS

3.1 Overview

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. We sell our products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe®, Anvil® and Comfort Colors® brands and brand extensions, as well as the Secret®, Silks® and Therapy Plus™ brands. The Company also has the U.S. sock license for Under Armour®, and licenses for the Mossy Oak® and New Balance® brands. We distribute our products in printwear markets in the U.S. and Canada, as well as in Europe, Asia-Pacific and Latin America. We also market our products to a broad spectrum of retailers primarily in the U.S. and Canada. The Company also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin and the U.S. and are strategically positioned to efficiently service the quick replenishment needs of our customers in the printwear and retail markets. Gildan has over 43,000 employees worldwide and is committed to industry-leading labour and environmental practices at all of its facilities.

3.2 Our operating segments

The Company manages and reports its business under two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results, and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

3.2.1 Printwear segment
The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America. Through our Printwear segment, we sell mainly activewear products consisting of undecorated or “blank” T-shirts, fleece and sport shirts which are marketed primarily under our own brands, Gildan®, Gildan Performance™, Anvil® and Comfort Colors®. Through a license arrangement we also sell performance activewear products under the New Balance® brand. Wholesale distributors sell our products to screenprinters and embroiderers, who decorate the products with designs and logos and sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues and retailers. Our activewear products are used in a variety of daily activities by individuals and have various applications, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.2.2 Branded Apparel segment
The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, underwear, activewear, sheer hosiery, legwear and shapewear products which are sold to retailers in the United States and Canada. We market our products primarily under our company-owned and licensed brands, and to a lesser extent under select national retailers’ brands. Although the main focus of the Company’s growth strategy is the continued development of its company-owned brands, the Company is also pursuing the opportunity to grow its sales as a supply chain partner to a small number of select targeted global consumer brands, for which we manufacture and decorate products.

The following table summarizes the current retail distribution of various product categories under Company-owned and licensed brands:

Brand	Primary products	Retail distribution channels
Gildan®	Socks, underwear, activewear	Mass-market, regional department stores, craft channel, food and drug
Gildan Platinum™	Socks, underwear, activewear	Department stores, major national chain
Smart Basics™	Socks, underwear, activewear	Dollar store channel, food and drug
Gold Toe®	Socks, activewear	Department stores, national chains, price clubs
G®	Socks, underwear, activewear	Department stores, national chains
PowerSox®	Athletic socks	Sports specialty, national chains, department stores
GT a Gold Toe brand®	Socks	Mass-market
Silvertoe®	Socks	National chains
Signature Gold by Goldtoe™	Socks	Mass-market
All Pro®	Athletic socks	Mass-market
Under Armour® (1)	Athletic socks	Sports specialty, department stores
Mossy Oak® (2)	Socks, activewear, underwear, loungewear, thermals, fleece	Sports specialty, national chain, mass-market, price clubs, dollar store channel, department stores
Secret®	Sheer/pantyhose, tights/leggings, shapewear, underwear, intimate accessories, socks	Mass-market, department stores, food and drug
Silks®	Sheer/pantyhose, tights/leggings	Department stores, national chains, price clubs
Therapy Plus™	Legwear, foot solutions/socks	Mass-market, department stores, food and drug
Kushyfoot®	Legwear, foot solutions/socks	Food and drug
Secret Silky®	Sheer/pantyhose	Food and drug
(1) Under license agreement for socks only – with exclusive distribution rights in the U.S.
(2) Under license agreement – with worldwide distribution rights and exclusivity for certain product categories.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.6

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.3 Our operations

3.3.1 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. Our vertically-integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer hosiery manufacturing facilities, as well as labour-intensive sewing plants. At our yarn-spinning facilities, we convert cotton and other fibres into yarn. In our textile plants, we convert yarn into dyed and cut fabric, which is subsequently assembled into activewear and underwear garments at sewing facilities which we operate in owned or leased premises. In our integrated sock manufacturing facilities, we convert yarn into finished socks. The majority of our sock production does not require sewing as the equipment used in our facilities knit the entire sock with a seamless toe closing operation. Our manufacturing facility for sheer hosiery includes knitting, dyeing, and packaging capabilities.

Our textile, sock, and sewing operations are primarily based out of our largest manufacturing hub in Central America and a second large hub in the Caribbean Basin, which are strategically located to efficiently service the quick replenishment requirements of our markets. In addition, we own a small vertically-integrated manufacturing facility in Bangladesh for the production of activewear, which mainly serves our international markets. We also have a small garment dyeing facility in the U.S. as a result of the acquisition of Comfort Colors. Our sheer hosiery manufacturing is located in a facility in Canada. Yarn used to manufacture our products is produced in our own yarn-spinning operations in the U.S., and we also source yarn from third-party U.S. yarn suppliers with which we have supply agreements. A small portion of our yarn requirements is sourced outside of the U.S. We also have screenprinting and decorating capabilities in Central America to support our sales to leading global athletic and lifestyle consumer brands.  While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement our large scale, vertically-integrated manufacturing.

The following table provides a summary of our primary manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Asia
Yarn-spinning facilities		▪ Clarkton, NC ▪ Cedartown, GA ▪ Salisbury, NC (2 facilities) ▪ Mocksville, NC
Textile facilities			▪ Honduras - Rio Nance 1 - Rio Nance 2 - Rio Nance 5 - Anvil Knitwear Honduras	▪ Dominican Republic	▪ Bangladesh
Garment dyeing facility		▪ New Bedford, MA
Sewing facilities(1)			▪ Honduras (4 facilities) ▪ Nicaragua (3 facilities)	▪ Dominican Republic (3 facilities)	▪ Bangladesh
Sock / Sheer manufacturing facilities	▪ Montreal, QC		▪ Honduras - Rio Nance 3 - Rio Nance 4
(1) We also use the services of third-party sewing contractors, primarily in Haiti, to support textile production from the Dominican Republic

Yarn-spinning capacity expansion
During 2013, we began to execute a significant yarn-spinning manufacturing initiative in order to support our projected sales growth and planned capacity expansion, and to continue to pursue our business model of investing in global vertically-integrated low-cost manufacturing technology and in product technology, which we believe will provide consistent superior product quality. We operate two open-end yarn-spinning

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.7

MANAGEMENT’S DISCUSSION AND ANALYSIS

facilities located in Clarkton, NC and Cedartown, GA, which were refurbished and modernized during 2014. During 2014, we also developed two new yarn-spinning facilities in Salisbury, NC. The first yarn-spinning facility in Salisbury, NC, which produces ring-spun yarn, was ramped up by the end of 2014. The second yarn-spinning facility in Salisbury, NC, which is producing open-end yarn, began commercial operations during the fourth calendar quarter of 2014 and is expected to be fully ramped up before the end of 2015. We also developed a new greenfield yarn-spinning facility in Mocksville, NC for the production of ring-spun yarn, which began operations at the end of the second calendar quarter of 2015 and is expected to be fully ramped-up during 2016.

Textile manufacturing expansion
The Company has announced plans for further textile capacity expansion. We plan to construct a new textile facility, Rio Nance 6, which will be located at our Rio Nance complex in Honduras. Development of the site for Rio Nance 6 is currently underway and the facility is expected to begin production in the fourth quarter of 2016. We are also planning to construct our first facility in Costa Rica, which is strategically located for duty-free and quota-free access to our major markets in the U.S. The facility will be located in the province of Guanacaste in north-western Costa Rica, close to our sewing plants in Nicaragua and accessible to ports on both the eastern and western coasts of the country. The Costa Rica facility is expected to begin production in the fourth quarter of 2017. The Company is also investing in the further expansion of its Bangladesh facility to support its growth in international markets.

3.3.2 Sales, marketing and distribution
Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting and production planning, as well as inventory control and logistics for each of their respective operating segments. Our two primary distribution centres out of which we service our printwear and retail markets are located in the U.S. In addition, during 2014, the Company completed the construction of a new distribution centre in Honduras.

Printwear segment
Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, NC. We also use third-party warehouses in the western United States, Canada, Mexico, Colombia, Europe, and Asia to service our customers in these markets.

Branded Apparel segment
Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, SC at the same location as our primary distribution centre servicing our retail customers. In addition, we service retail customers from smaller distribution centres in North Carolina, South Carolina, and Canada. We also operate 52 retail stores located in outlet malls throughout the United States.

3.3.3 Employees and corporate office
We currently employ over 43,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.4 Competitive environment

The markets for our products are highly competitive and are served by domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs. Our capital investments in manufacturing allow us to operate efficiently and reduce costs, offer competitive pricing, maintain consistent product quality, and a reliable supply chain, which efficiently services replenishment programs with short production/delivery cycle times. Continued investment and innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Consumer brand recognition and appeal are also important factors in the retail market. The Company is focused on further developing its brands and is continuing to make significant investments in advertising to support the Gildan® and Gold Toe® brands.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.8

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our commitment to leading environmental and social responsibility practices is also an area of investment for the Company and an important factor for our customers.

3.4.1 Printwear segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (Fruit of the Loom) and Russell Corporation (Russell), both subsidiaries of Berkshire Hathaway Inc. (Berkshire), as well as Hanesbrands Inc. (Hanesbrands). We also compete with smaller U.S.-based competitors, including Alstyle Apparel, a division of Ennis Corp., Delta Apparel Inc., American Apparel, Inc., Color Image Apparel, Inc., Next Level Apparel, Bella + Canvas, as well as Central American and Latin American manufacturers. In addition, we compete with private label brands sold by some of our customers. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

3.4.2 Branded Apparel segment
In the retail channel, we compete primarily with Hanesbrands, Berkshire subsidiaries, Fruit of the Loom, Russell and Garan Incorporated, as well as Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation, and Spanx, Inc. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by our customers that source primarily from Asian manufacturers.

4.0	STRATEGY AND OBJECTIVES

Our growth strategy comprises the following four initiatives:

4.1	Continue to pursue additional printwear market penetration and opportunities

While we have achieved a leadership position in the U.S. and Canadian printwear channels, particularly within the basics category servicing wholesale distributors, we believe we can broaden our market opportunity by pursuing deeper penetration in the fashion basics and sports performance product categories in the North American printwear market, where our participation has not been as extensive as in the basics category. We intend to continue to leverage our vertical manufacturing platform, cost advantage and distributor reach to grow in all product categories, including basics, through brand diversification and product expansion. We are introducing new products made of softer fabrics and blends, and expanding our global product offering in performance garments, ladies styles, sport shirts and workwear. We also intend to continue to expand our presence in international printwear markets such as Europe, Asia-Pacific and Latin America, which currently represent less than 10% of the Company’s total consolidated net sales, through product extensions, expanded distribution and by leveraging our brands.

We are pursuing further market penetration in North America and internationally with our expanded portfolio of brands, each with a different brand positioning. In addition to our leading Gildan® brand, our printwear brand portfolio includes the Anvil® brand which competes in the fashion basics segment with more contemporary ring-spun products featuring fashion oriented styles. In March 2015, we added the Comfort Colors® brand to our portfolio to enhance our penetration of the fashion basics segment of the printwear channel. Comfort Colors® garments feature a trendy distressed or vintage look and a soft and comfortable feel. In the sports performance category, we market our products under our Gildan Performance™ brand and the licensed New Balance® brand. Both performance brand offerings feature moisture wicking and anti-microbial properties for long-lasting comfort and performance.

We have historically followed a strategy to continue to invest in low-cost manufacturing capacity and cost reduction projects and pass through a portion of the resulting cost reductions into lower selling prices in order to drive further growth and market penetration. In December 2014, we implemented major strategic pricing actions for our Printwear business to reinforce our leadership position in the industry. We lowered base selling prices significantly and simplified our discount structure, in order to be responsive to distributors and enhance their ability and visibility to plan their business, and position Gildan to drive unit sales volume and earnings growth in calendar 2015 and beyond. The selling price reductions reflect the

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.9

MANAGEMENT’S DISCUSSION AND ANALYSIS

pass through of a portion of the expected cost savings from the Company’s investments in new yarn-spinning facilities and other capital investment projects, which are expected to be generated over the next three years. The selling price reductions also reflected the reduction in the price of cotton that occurred in the latter half of calendar 2014, although the Company only began consuming year-over-year lower cost cotton in its cost of sales in the quarter ended July 5, 2015.

4.2	Continue penetration of retail market as a full-line supplier of branded family apparel

We continue to leverage our existing core competencies, successful business model and competitive strengths to grow our sales to North American retailers. As in the printwear channel, success factors in penetrating the retail channel include consistent quality, competitive pricing and fast and flexible replenishment, together with a commitment to sound practices in corporate social responsibility and environmental sustainability. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise, and our ongoing marketing investment to support the further development of Company-owned and licensed brands to create additional sales growth opportunities in activewear, underwear, socks and sheer hosiery. The Company is making significant investments in advertising for the further development of its Gildan® and Gold Toe® portfolio of consumer brands.

Although we are primarily focused on further developing our Company-owned brands, we are also focused on building our relationships and growing our sales as a supply chain partner to a small number of select global athletic and lifestyle brands.

4.3	Continue to invest in vertical capacity expansion and manufacturing and distribution cost reduction projects

We plan to continue to increase capacity to support our planned sales growth. We are continuing to seek to optimize our cost structure by adding new low-cost capacity, investing in projects for cost-reduction and further vertical-integration, as well as for additional product quality enhancement. A more detailed description of the Company’s capacity expansion and cost reduction initiatives is contained in Section 3.3.1 entitled “Manufacturing” in this MD&A.

4.4	Pursue complementary acquisitions

In order to enhance our organic growth, we will continue to seek complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial risk management” and “Risks and uncertainties” sections of our 2014 Annual MD&A.

5.0	OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted EBITDA, free cash flow, total indebtedness, and net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.10

MANAGEMENT’S DISCUSSION AND ANALYSIS

We refer the reader to the section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Business acquisition

On March 2, 2015, the Company acquired substantially all of the operating assets of a company operating under the Comfort Colors trade name for cash consideration of $103.3 million. The transaction also resulted in the effective settlement of $8.4 million of trade accounts receivable from Comfort Colors prior to the acquisition. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Comfort Colors is the leading supplier of garment-dyed undecorated basic T-shirts and sweatshirts for the North American printwear market. The Comfort Colors® brand is highly recognized among consumers purchasing from college bookstores, specialty retail stores, and destination and resort shops. The acquisition of Comfort Colors reinforces Gildan’s strategy to increase its penetration of the growing fashion basics segment of the North American printwear market.

The Company accounted for the acquisition of Comfort Colors using the acquisition method in accordance with IFRS 3, Business Combinations, and the condensed interim consolidated financial statements for the twelve months ended October 4, 2015 include the results of Comfort Colors from March 2, 2015 to October 4, 2015. The results of Comfort Colors are included in the Printwear segment. The Company has determined the preliminary fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Please refer to note 4 of the condensed interim consolidated financial statements as at and for the three and twelve months ended October 4, 2015 for a summary of the preliminary amounts recognized for the assets acquired and liabilities assumed at the date of acquisition, and for post-acquisition and pro-forma net sales and net earnings disclosures.

5.3 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended	Oct 4,	Jul 5,	Apr 5,	Jan 4,	Oct 5,	Jul 6,	Mar 30,	Dec 29,
(in $ millions, except per share amounts)	2015	2015	2015(1)	2015	2014(2)	2014	2014	2013

Net sales	674.5	714.2	636.2	390.6	666.0	693.8	548.8	451.4
Net earnings (loss)	123.1	99.4	56.0	(41.2)	122.7	116.0	79.2	41.7
Net earnings (loss) per share
Basic(3)	0.51	0.41	0.23	(0.17)	0.50	0.48	0.33	0.17
Diluted(3)	0.50	0.41	0.23	(0.17)	0.50	0.47	0.32	0.17
Weighted average number of
shares outstanding (in ‘000s)
Basic	242,257	241,856	241,360	243,852	243,968	243,584	243,220	243,344
Diluted	244,063	243,809	243,513	243,852	246,558	246,428	246,314	246,092
(1) Reflects the acquisition of Comfort Colors from March 2, 2015.
(2) Reflects the acquisition of Doris from July 7, 2014.
(3) Quarterly EPS may not add to year-to-date EPS due to rounding.
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

5.3.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Historically,

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.11

MANAGEMENT’S DISCUSSION AND ANALYSIS

consolidated net sales have been lowest in the last calendar quarter and highest in the second and third quarters of the calendar year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, demand for T-shirts is lowest in the fourth calendar quarter, and highest in the second calendar quarter of the year when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest, in advance of the fall and winter seasons, in the second and third calendar quarters of the year. For our Branded Apparel segment, sales are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season.

Historically, the seasonal sales trends of our business have resulted in fluctuations in our inventory levels throughout the year, in particular a build-up of T-shirt inventory levels in the fourth and first calendar quarters of the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts in advance of delivery and derivative financial instruments to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs, and trims.

Business acquisitions may also affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. The effect of asset write-downs, including provisions for bad debts and slow moving inventories, can also affect the variability of our results. Subsection 5.5.4 entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for net sales, selling, general and administrative expenses (SG&A expenses) and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of the 2014 Annual MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

As discussed in the “Strategy and Objectives” section of this MD&A under section 4.1, effective December 4, 2014, the Company significantly lowered Printwear net selling prices in North America and applied the benefit of the reduction in selling prices to existing distributor inventories through a distributor inventory devaluation discount of approximately $48 million, which was recorded as a reduction in net sales in the fourth calendar quarter of 2014. The reduction in selling prices also reflected the decline in the price of cotton futures that occurred in the latter half of calendar 2014, even though the Company only began to benefit from lower cotton costs starting in the second calendar quarter of 2015. Consequently, the Company reported a significant operating loss for its Printwear segment in the fourth calendar quarter of 2014 and results for the first nine months of fiscal 2015 reflected the misalignment between the timing of lower Printwear selling prices and lower manufacturing and cotton costs. In addition, results during the first six months of fiscal 2015 include the negative impact on Branded Apparel margins from the consumption of inventories in cost of sales which included transitional manufacturing costs related to the integration of new retail programs during 2014.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.12

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.4 Selected financial information

(in $ millions, except	Three months ended				Twelve months ended
per share amounts	October 4,	October 5,	Variation		October 4,	October 5,	Variation
or otherwise indicated)	2015	2014	$	%	2015	2014	$	%

Net sales	674.5	666.0	8.5	1.3%	2,415.5	2,360.0	55.5	2.4%
Gross profit	212.0	192.1	19.9	10.4%	585.3	658.7	(73.4)	(11.1)%
SG&A expenses	78.4	72.2	6.2	8.6%	315.2	286.0	29.2	10.2%
Operating income	129.3	119.4	9.9	8.3%	256.6	369.4	(112.8)	(30.5)%
Adjusted EBITDA(1)	163.8	144.1	19.7	13.7%	386.8	468.3	(81.5)	(17.4)%
Net earnings	123.1	122.7	0.4	0.3%	237.3	359.6	(122.3)	(34.0)%
Adjusted net earnings(1)	126.4	122.8	3.6	2.9%	248.9	362.0	(113.1)	(31.2)%

Basic EPS	0.51	0.50	0.01	2.0%	0.98	1.48	(0.50)	(33.8)%
Diluted EPS	0.50	0.50	-	-	0.97	1.46	(0.49)	(33.6)%
Adjusted diluted EPS(1)	0.52	0.50	0.02	4.0%	1.02	1.47	(0.45)	(30.6)%

Gross margin	31.4%	28.8%	n/a	2.6 pp	24.2%	27.9%	n/a	(3.7) pp
SG&A expenses as a
percentage of sales	11.6%	10.8%	n/a	0.8 pp	13.0%	12.1%	n/a	0.9 pp
Operating margin	19.2%	17.9%	n/a	1.3 pp	10.6%	15.7%	n/a	(5.1) pp

					October 4,	October 5,	Variation
					2015	2014	$	%

Total assets					2,911.4	2,593.0	318.4	12.3%
Total non-current financial liabilities					462.0	157.0	305.0	194.3%
Cash dividend declared per common share					0.065	0.054	0.011	20.4%
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this interim MD&A.
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

5.5 Consolidated operating review

5.5.1 Net sales
	Three months ended				Twelve months ended
(in $ millions,	October 4,	October 5,	Variation		October 4,	October 5,	Variation
or otherwise indicated)	2015	2014	$	%	2015	2014	$	%

Segmented net sales:
Printwear	440.5	435.8	4.7	1.1%	1,509.9	1,559.6	(49.7)	(3.2)%
Branded Apparel	234.0	230.2	3.8	1.7%	905.6	800.4	105.2	13.1%
Total net sales	674.5	666.0	8.5	1.3%	2,415.5	2,360.0	55.5	2.4%
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in consolidated net sales for the three months ended October 4, 2015, compared to the corresponding quarter of the prior year was primarily due to higher Branded Apparel sales, unit volume growth in U.S. and international printwear markets and the impact of Comfort Colors. These positive factors more than offset lower Printwear net selling prices as a result of the strategic pricing action taken by the Company on December 4, 2014, unfavourable product mix due to the later timing of fleece sales compared to last year and the impact of the decline in foreign currencies relative to the U.S. dollar. Consolidated net sales for the quarter of $674.5 million were below the Company’s guidance provided on July 31, 2015 of net sales of close to $700 million mainly as a result of lower than anticipated Branded Apparel sales which were impacted by continuing lower than anticipated inventory replenishment by a U.S. major retail customer and weaker than anticipated demand during the back-to-school period. The increase in sales for the twelve months ended October 4, 2015 compared to the same period last year was mainly due to higher sales in Branded Apparel, including the impact of the acquisition of Doris, and unit sales

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.13

MANAGEMENT’S DISCUSSION AND ANALYSIS

volume growth in Printwear, including the acquisition of Comfort Colors. The positive impact of these factors was partially offset by lower Printwear net selling prices, including the impact of a $48 million distributor inventory devaluation discount in the fourth calendar quarter of 2014, the decline in the value of foreign currencies relative to the U.S. dollar and the non-recurrence of the extra week included in the second calendar quarter of the prior year.

5.5.2 Gross profit
	Three months ended			Twelve months ended
	October 4,	October 5,		October 4,	October 5,
(in $ millions, or otherwise indicated)	2015	2014	Variation	2015	2014	Variation

Gross profit	212.0	192.1	19.9	585.3	658.7	(73.4)
Gross margin	31.4%	28.8%	2.6 pp	24.2%	27.9%	(3.7) pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in gross profit in the three months ended October 4, 2015 compared to the same period last year reflected higher gross margins in both operating segments. Consolidated gross margins for the quarter ended October 4, 2015 increased by 260 basis points compared to the same quarter of the prior year due mainly to lower manufacturing and cotton costs, which more than offset the impact of lower net selling prices in Printwear, unfavourable product-mix due to the timing of fleece sales compared with last year and the decline in international currencies relative to the U.S. dollar. Lower manufacturing costs reflected the benefit of manufacturing cost savings from the Company’s investments in yarn-spinning and other capital projects, lower cotton and purchased input costs, and the non-recurrence of transitional manufacturing costs which were incurred in 2014. Gross margins were also positively impacted by changes to the Company’s employee benefit obligations discussed in Section 6.3 of this MD&A, which were largely offset by other non-recurring factors in the quarter. For the twelve months ended October 4, 2015, gross margins decreased by 370 basis points mainly due to lower Printwear net selling prices, including the approximately $48 million inventory devaluation discount in the fourth calendar quarter of 2014, the consumption of high-cost opening inventories in the first six months of fiscal 2015, which included transitional manufacturing costs related to the integration of new retail programs during 2014, the effect of the decline in international currencies relative to the U.S. dollar, and unfavourable Printwear product-mix. As explained in section 5.3.1 in this MD&A, gross margins in the first nine months of fiscal 2015 reflected the misalignment between the timing of lower Printwear net selling prices and the benefit of lower manufacturing and cotton costs.

5.5.3 Selling, general and administrative expenses
	Three months ended			Twelve months ended
	October 4,	October 5,		October 4,	October 5,
(in $ millions, or otherwise indicated)	2015	2014	Variation	2015	2014	Variation

SG&A expenses	78.4	72.2	6.2	315.2	286.0	29.2
SG&A expenses as a
percentage of sales	11.6%	10.8%	0.8 pp	13.0%	12.1%	0.9 pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in SG&A expenses in the three months ended October 4, 2015 compared to the corresponding period in the prior year was mainly due to increased advertising and marketing expenses, higher volume-driven distribution expenses and increased variable compensation costs, partially offset by the favourable impact of the weaker Canadian dollar on corporate head office expenses. The increase in SG&A expenses for the twelve months ended October 4, 2015 compared to the same period last year was mainly due to the impact of the acquisitions of Doris and Comfort Colors, increased advertising and marketing expenses, higher legal and professional fees, and higher volume-driven distribution expenses, partially offset by the favourable impact of the weaker Canadian dollar on corporate head office expenses. As a percentage of sales, SG&A expenses for the twelve months ended October 4, 2015 were 13.0%, up from 12.1%, respectively in the corresponding periods of the prior year mainly due to lower Printwear

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.14

MANAGEMENT’S DISCUSSION AND ANALYSIS

sales, higher marketing and advertising expenses in Branded Apparel and the impact of the Doris acquisition.

5.5.4 Restructuring and acquisition-related costs
Restructuring and acquisition-related costs for the three and twelve months ended October 4, 2015 were $4.3 million and $13.6 million, compared to $0.5 million and $3.2 million for the same periods last year.

Restructuring and acquisition-related costs for the twelve months ended October 4, 2015 relate primarily to costs incurred in connection with the integration of acquired businesses, including the integration of the more recent Doris and Comfort Colors acquisitions, and the completion of the integration of other businesses acquired in previous years, involving consolidation of customer service, distribution and administrative functions, and screenprinting operations. Restructuring and acquisition-related costs also include transaction costs related to the acquisition of the operating assets of Comfort Colors as well as costs incurred in connection with the consolidation of sewing operations.

Restructuring and acquisition-related costs for the twelve months ended October 5, 2014 relate primarily to a loss incurred on the final settlement on the wind-up of the former Gold Toe defined benefit pension plan and transaction costs incurred in connection with the acquisition of the operating assets of Doris.

5.5.5 Operating income
	Three months ended			Twelve months ended
	October 4,	October 5,		October 4,	October 5,
(in $ millions, or otherwise indicated)	2015	2014	Variation	2015	2014	Variation

Operating income	129.3	119.4	9.9	256.6	369.4	(112.8)
Operating margin	19.2%	17.9%	1.3 pp	10.6%	15.7%	(5.1) pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in operating income and operating margins for the three months ended October 4, 2015, compared to the same period last year reflected increases in both operating segments. For the twelve months ended October 4, 2015, the decrease in operating margins resulted from declines in both operating segments, primarily as a result of lower net selling prices in Printwear, including the impact of the distributor devaluation discount in December of 2014, the consumption of higher-cost opening inventories, higher marketing and advertising expenses in Branded Apparel, and higher restructuring and acquisition-related costs.

5.5.6 Financial expenses, net
	Three months ended			Twelve months ended
	October 4,	October 5,		October 4,	October 5,
(in $ millions)	2015	2014	Variation	2015	2014	Variation

Interest expense on financial
liabilities recorded at amortized cost	2.3	1.0	1.3	6.7	2.1	4.6
Bank and other financial charges	1.0	0.8	0.2	3.8	3.3	0.5
Interest accretion on
discounted provisions	0.1	0.1	-	0.3	0.3	-
Foreign exchange loss (gain)	1.5	(0.2)	1.7	4.6	(2.8)	7.4
Financial expenses, net	4.9	1.7	3.2	15.4	2.9	12.5
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in net financial expenses for the three and twelve months ended October 4, 2015 compared to the same period last year was due to higher interest expense, as a result of higher borrowing levels from our revolving long-term bank credit facility. In addition, the Company incurred a foreign exchange loss in the current periods mainly due to the unfavourable revaluation of net monetary assets denominated in foreign currencies, compared to a foreign exchange gain in the comparative periods.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.15

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.5.7 Income taxes
The Company’s average effective income tax rate is calculated as follows:

	Three months ended			Twelve months ended
	October 4,	October 5,		October 4,	October 5,
(in $ millions, or otherwise indicated)	2015	2014	Variation	2015	2014	Variation

Earnings before income taxes	124.4	117.7	6.7	241.2	366.5	(125.3)
Income tax expense	1.3	(5.0)	6.3	3.9	7.0	(3.1)
Average effective income tax rate	1.0%	(4.2)%	5.2 pp	1.6%	1.9%	(0.3) pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

For the twelve months ended October 4, 2015, the average effective income tax rate was lower than the Company’s previously assumed effective income tax rate of 4.5% for fiscal 2015. The lower effective income tax rate was mainly due to adjustments related to prior taxation years as well as a tax recovery on restructuring and acquisition-related costs, which were recorded in the second and third calendar quarters of 2015. The average effective income tax rate for the twelve months ended October 5, 2014 reflected an income tax recovery relating to the recognition of a deferred tax asset to the extent of the acquired deferred tax liabilities resulting from the Doris acquisition, which was recorded in the third calendar quarter of 2014.

5.5.8 Net earnings, adjusted net earnings, and earnings per share measures
	Three months ended			Twelve months ended
(in $ millions,	October 4,	October 5,		October 4,	October 5,
except per share amounts)	2015	2014	Variation	2015	2014	Variation

Net earnings	123.1	122.7	0.4	237.3	359.6	(122.3)
Adjustments for:
Restructuring and acquisition-related costs	4.3	0.5	3.8	13.6	3.2	10.4
Income tax recovery on restructuring
and acquisition-related costs	(1.0)	(0.4)	(0.6)	(2.0)	(0.8)	(1.2)
Adjusted net earnings(1)	126.4	122.8	3.6	248.9	362.0	(113.1)

Basic EPS	0.51	0.50	0.01	0.98	1.48	(0.50)
Diluted EPS	0.50	0.50	-	0.97	1.46	(0.49)
Adjusted diluted EPS(1)(2)	0.52	0.50	0.02	1.02	1.47	(0.45)
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this interim MD&A.
(2) Quarterly EPS may not add to year-to-date EPS due to rounding.
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Net earnings and diluted EPS for the third quarter of calendar 2015 were flat compared to the corresponding quarter in the prior year. Before reflecting restructuring and acquisition-related costs primarily related to the integration of acquisitions, adjusted net earnings and adjusted diluted EPS in the third calendar quarter of 2015 were up compared to the corresponding period in the prior year. The increase in adjusted net earnings was mainly due to unit sales volume growth and higher segment operating margins, partially offset by higher financial and income tax expenses. The decline in adjusted net earnings for the twelve months ended October 4, 2015 was primarily due to lower operating margins in both operating segments and increased financial expenses, which more than offset the contribution from higher unit sales volumes in both operating segments and lower income tax expense.

Adjusted diluted EPS of $0.52 per share for the quarter ended October 4, 2015 were within the Company’s guidance range of adjusted diluted EPS of $0.51 - $0.53, which the Company provided in its press release dated July 31, 2015, as the impact of lower than anticipated Branded Apparel sales was offset mainly by higher than projected net selling prices and more favourable product-mix for Printwear for the quarter compared to the Company’s previous projection.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.16

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.6 Segmented operating review

	Three months ended				Twelve months ended
(in $ millions, or otherwise	October 4,	October 5,	Variation		October 4,	October 5,	Variation
indicated)	2015	2014	$	%	2015	2014	$	%

Segmented net sales:
Printwear	440.5	435.8	4.7	1.1%	1,509.9	1,559.6	(49.7)	(3.2)%
Branded Apparel	234.0	230.2	3.8	1.7%	905.6	800.4	105.2	13.1%
Total net sales	674.5	666.0	8.5	1.3%	2,415.5	2,360.0	55.5	2.4%

Segment operating income:
Printwear	124.4	118.9	5.5	4.6%	300.8	389.0	(88.2)	(22.7)%
Branded Apparel	30.2	22.5	7.7	34.2%	60.1	73.2	(13.1)	(17.9)%
Total segment
operating income	154.6	141.4	13.2	9.3%	360.9	462.2	(101.3)	(21.9)%
Corporate and other(1)	(25.3)	(22.0)	(3.3)	15.0%	(104.3)	(92.8)	(11.5)	12.4%
Total operating income	129.3	119.4	9.9	8.3%	256.6	369.4	(112.8)	(30.5)%
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

	Three months ended			Twelve months ended
	October 4,	October 5,		October 4,	October 5,
	2015	2014	Variation	2015	2014	Variation

Segment operating margin:
Printwear	28.2%	27.3%	0.9 pp	19.9%	24.9%	(5.0) pp
Branded Apparel	12.9%	9.8%	3.1 pp	6.6%	9.1%	(2.5) pp

5.6.1 Printwear
Net sales
The increase in Printwear sales was due to continued unit volume growth in the U.S. printwear market, the impact of the acquisition of Comfort Colors and unit sales volume growth of approximately 13% in international printwear markets, which more than offset lower net selling prices and unfavourable product-mix for Printwear and the negative impact of the decline of international currencies relative to the U.S. dollar. Unit sales volume growth in the U.S. reflected the benefit of the pricing actions taken in December 2014 and continued penetration in the high-valued, higher growth fashion basics and performance segments of the U.S. printwear market, including the impact of the acquisition of Comfort Colors, which continued to perform strongly. Sales in Europe recovered in the third calendar quarter with growth momentum building throughout the quarter, and the Company continued to achieve strong growth in Asia Pacific. For the twelve months ended October 4, 2015, the Printwear segment sales decline compared to the same period last year was mainly due to lower net selling prices, including the approximate $48 million distributor inventory devaluation discount in the fourth calendar quarter of 2014, the impact of the decline in the value of international currencies relative to the U.S. dollar and the non-recurrence of the extra week included in the second calendar quarter of the prior year. These factors were partially offset by higher unit sales volumes in the U.S. printwear market, including the impact of the acquisition of Comfort Colors, and unit sales volume growth in international markets.

Operating income
The increase in operating income in the quarter compared to the corresponding quarter last year was primarily attributable to higher operating margins. The increase in operating margins was mainly due to lower manufacturing and cotton costs, as well as the acquisition of Comfort Colors, partially offset by lower net selling prices, unfavourable product-mix due to the timing of fleece sales compared with last year and the negative impact of the decline in the value of international currencies relative to the U.S. dollar. The decline in operating margins for the twelve months ended October 4, 2015 compared to the corresponding period last year was due to the misalignment of the timing of Printwear selling price reductions which were

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.17

MANAGEMENT’S DISCUSSION AND ANALYSIS

implemented in December 2014, in advance of anticipated manufacturing cost savings from the Company’s yarn spinning investments and other capital projects and lower cotton costs. In addition, Printwear operating margins for the twelve months ended October 4, 2015 were negatively impacted by the decline in the value of foreign currencies relative to the U.S. dollar. The Company began to benefit from manufacturing cost savings from its capital investments primarily in the third calendar quarter and lower cotton costs starting in the second calendar quarter of the year.

5.6.2 Branded Apparel
Net sales
Net sales for the Branded Apparel segment were $234.0 million, up 1.7% from $230.2 million in the same quarter of last year. The increase in Branded Apparel sales reflected an increase of approximately 30% in sales of Gildan® branded programs, including the impact of converting private label programs, as well as increased sales of licensed and global lifestyle brands, which more than offset lower sales of private label and Gold Toe® branded products. Although Branded Apparel sales were up in the quarter compared to last year, continued lower inventory replenishment for Gildan® branded underwear and the weaker than anticipated back-to-school period negatively impacted Gildan’s sales. In spite of these factors, market share for Gildan® branded men’s underwear remained in excess of 7% for the month of September 2015, according to the NPD Group’s Retail Tracking Service. For the twelve months ended October 4, 2015, the increase in Branded Apparel sales was due to higher sales of Gildan®, licensed and global lifestyle brands and the impact of the acquisition of Doris, partially offset by lower sales of Gold Toe® and private label brands. Unit sales volumes in Branded Apparel were also impacted by lower retailer inventory replenishment during the year which we believe limited sell-through of Gildan branded products to consumers. Market share for Gildan® branded men’s socks for the month of September was 14% and the Gildan® brand is now in the number two position in that category.

Operating income
The increase in operating income for the three months ended October 4, 2015 compared to the same period last year was due to higher unit sales volumes and higher operating margins primarily due to lower manufacturing and cotton costs, including the non-recurrence of the transitional manufacturing costs incurred in 2014, partially offset by higher SG&A expenses due mainly to higher marketing and advertising expenses. The decrease in operating income for the twelve months ended October 4, 2015 compared to the same period last year was due to lower operating margins, partially offset by the contribution from higher unit sales volumes, including the acquisition of Doris. Lower operating margins reflected the consumption of high-cost opening inventories in the first six months of the fiscal year, which included the impact of transitional manufacturing costs incurred in 2014, and higher SG&A expenses driven primarily by increased marketing and advertising expenses and the impact of the acquisition of Doris. These factors were partially offset by the benefit of manufacturing cost savings in the third calendar quarter of 2015 from the Company’s capital expenditure programs and lower cotton costs starting in the second calendar quarter of the year.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.18

MANAGEMENT’S DISCUSSION AND ANALYSIS

6.0	FINANCIAL CONDITION

6.1 Current assets and current liabilities

	October 4,	October 5,
(in $ millions)	2015	2014	Variation

Cash and cash equivalents	47.1	65.2	(18.1)
Trade accounts receivable	424.4	354.3	70.1
Income taxes receivable	0.5	1.4	(0.9)
Inventories	826.8	779.4	47.4
Prepaid expenses and deposits	18.2	17.5	0.7
Assets held for sale	4.3	5.8	(1.5)
Other current assets	18.0	23.8	(5.8)
Accounts payable and accrued liabilities	(295.1)	(374.7)	79.6
Total working capital	1,044.2	872.7	171.5
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The increase in trade accounts receivable (which are net of accrued sales discounts) was mainly due to a significantly lower offset for accruals for sales discounts in trade accounts receivable compared to the end of the fourth quarter of fiscal 2014. The lower accrual for sales discounts is due to nine months of accrual for Printwear annual sales discount programs being offset in trade accounts receivable at the end of the third calendar quarter of 2015 compared to twelve months of accrual for these programs at the end of the fourth quarter of fiscal 2014, as well as the impact of changes made to reduce and simplify our Printwear discount structure as previously announced in December 2014.

•
The increase in inventories reflects increases in overall inventories to support our planned sales growth in all of our target geographical markets, including a significant increase in underwear unit volumes. Increases in inventories are also due to the short term impact of lower than anticipated net sales for the quarter ended October 4, 2015 as discussed in section 5.5 of this MD&A, as well as the impact of the Comfort Colors acquisition and the introduction of new products, partially offset by lower cotton costs. In connection with our investments in further vertical-integration, raw materials inventories are increasing as we ramp up production at our new yarn-spinning facilities. The Company has also increased inventory levels to support its expected sales growth ahead of planned new additions in textile capacity.

•
The decrease in accounts payable and accrued liabilities is mainly due to a decrease in days payable outstanding, including the impact of shorter payment terms as a result of our vertical integration into yarn-spinning, lower cotton costs, and a decrease in accounts payable related to capital expenditures.

•
Working capital was $1,044.2 million as at October 4, 2015, compared to $872.7 million as at October 5, 2014. The current ratio at the end of the third calendar quarter of 2015 was 4.5, compared to 3.3 at the end of fiscal 2014.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.19

MANAGEMENT’S DISCUSSION AND ANALYSIS

6.2 Property, plant and equipment, intangible assets and goodwill

	Property, plant	Intangible
(in $ millions)	and equipment	assets	Goodwill

Balance, October 5, 2014	873.7	287.4	176.4
Net capital additions	271.9	68.6	12.4
Depreciation and amortization	(105.4)	(20.6)	-
Balance, October 4, 2015	1,040.2	335.4	188.8
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Capital additions included expenditures primarily for investments in new yarn-spinning facilities in the U.S., textile projects in Rio Nance, and the expansion of the Company’s printwear distribution centre in Eden, NC.

•
Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The increase in intangible assets reflects $62.3 million related to the acquisition of Comfort Colors, and the addition of $6.3 million of software, partially offset by amortization of $20.6 million.

•	The increase in goodwill is due to the goodwill recorded in connection with the acquisition of Comfort Colors.

6.3 Other non-current assets and non-current liabilities

	October 4,	October 5,
	2015	2014	Variation

Deferred income tax assets	1.8	-	1.8
Other non-current assets	6.0	8.1	(2.1)

Long-term debt	462.0	157.0	305.0
Deferred income tax liabilities	-	0.3	(0.3)
Employee benefit obligations	5.2	19.6	(14.4)
Provisions	19.8	17.9	1.9
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Long-term debt is discussed under “Liquidity and capital resources” in section 8.0 of this MD&A.

The decrease in employee benefit obligations was mainly due to the impact of program changes relating to the Company’s pre-notice obligations for active employees located in Central America, to align with statutory requirements. As a result of these program changes, pre-notice costs will now be recognized when an employer-initiated termination occurs.

Total assets were $2,911.4 million as at October 4, 2015, compared to $2,593.0 million at the end of fiscal 2014.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.20

MANAGEMENT’S DISCUSSION AND ANALYSIS

7.0	CASH FLOWS

7.1 Cash flows from (used in) operating activities

	Three months ended			Twelve months ended
	October 4,	October 5,		October 4,	October 5,
(in $ millions)	2015	2014	Variation	2015	2014	Variation

Net earnings	123.1	122.7	0.4	237.3	359.6	(122.3)
Adjustments to reconcile net earnings
to cash flows from operating activities(1)	24.6	14.9	9.7	122.6	93.6	29.0
Changes in non-cash
working capital balances	42.8	47.9	(5.1)	(140.1)	(189.1)	49.0
Cash flows from operating activities	190.5	185.5	5.0	219.8	264.1	(44.3)
(1) Includes depreciation and amortization of $30.2 million (2014 - $24.3 million) and $116.6 million (2014 - $95.6 million) respectively, for the three and twelve months ended October 4, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The year-over-year decrease in operating cash flows of $44.3 million on a twelve-month basis was mainly due to lower net earnings compared to the same period last year, partially offset by higher depreciation and amortization included in net earnings compared to the same period last year, and a lower increase in non-cash working capital compared to the same period last year as explained below.

•
The increase in non-cash working capital was $140.1 million during the twelve months ended October 4, 2015, compared to an increase of $189.1 million during the same period last year. The lower increase was mainly due to lower increases in inventories and trade accounts receivable, partially offset by the impact of a decrease in accounts payable and accrued liabilities during the first twelve months ended October 4, 2015, compared to an increase in accounts payable and accrued liabilities during the twelve months ended October 5, 2014.

7.2 Cash flows from (used in) investing activities

	Three months ended			Twelve months ended
	October 4,	October 5,		October 4,	October 5,
(in $ millions)	2015	2014	Variation	2015	2014	Variation

Purchase of property, plant and equipment	(40.5)	(70.7)	30.2	(284.0)	(286.6)	2.6
Purchase of intangible assets	(1.7)	(2.6)	0.9	(6.4)	(6.2)	(0.2)
Business acquisitions	0.1	(101.7)	101.8	(103.8)	(101.7)	(2.1)
Proceeds on disposal of assets held
for sale and property, plant and equipment	1.0	0.3	0.7	3.5	4.9	(1.4)
Cash flows used in investing activities	(41.1)	(174.7)	133.6	(390.7)	(389.6)	(1.1)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Capital expenditures for the twelve months ended October 4, 2015 are described in section 6.2 of this MD&A, and our projected capital expenditures for the twelve months ending January 3, 2016 are discussed under “Liquidity and capital resources” in section 8.0 of this MD&A.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.21

MANAGEMENT’S DISCUSSION AND ANALYSIS

7.3 Free cash flow

	Three months ended			Twelve months ended
	October 4,	October 5,		October 4,	October 5,
(in $ millions)	2015	2014	Variation	2015	2014	Variation

Cash flows from operating activities	190.5	185.5	5.0	219.8	264.1	(44.3)
Cash flows used in investing activities	(41.2)	(174.7)	133.5	(390.7)	(389.5)	(1.2)
Adjustment for:
Business acquisitions	(0.1)	101.7	(101.8)	103.8	101.7	2.1
Free cash flow(1)	149.2	112.5	36.7	(67.1)	(23.7)	(43.4)
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•	The year-over-year decrease in free cash flow of $43.4 million on a twelve-month basis was due mainly to the decrease in operating cash flows as noted above.

7.4 Cash flows from (used in) financing activities

	Three months ended			Twelve months ended
	October 4,	October 5,		October 4,	October 5,
(in $ millions)	2015	2014	Variation	2015	2014	Variation

(Decrease) increase in amounts drawn
under revolving long-term bank credit facility	(131.0)	22.0	(153.0)	305.0	157.0	148.0
Dividends paid	(15.8)	(13.3)	(2.5)	(63.7)	(53.2)	(10.5)
Proceeds from the issuance of shares	0.6	1.2	(0.6)	8.4	4.3	4.1
Repurchase and cancellation of shares	-	-	-	(79.7)	-	(79.7)
Share repurchases for future
settlement of non-Treasury RSUs	-	-	-	(15.2)	(14.5)	(0.7)
Cash flows (used in) from financing activities	(146.2)	9.9	(156.1)	154.8	93.6	61.2
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Cash flows from financing activities for the twelve months ended October 4, 2015 reflected an increase in funds drawn on our revolving long-term bank credit facility of $305.0 million, which was mainly used to finance a portion of our capital expenditures, the acquisition of Comfort Colors, and the repurchase and cancellation of common shares under the normal course issuer bid as discussed in section 8.6 of this MD&A.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.22

MANAGEMENT’S DISCUSSION AND ANALYSIS

8.0	LIQUIDITY AND CAPITAL RESOURCES

8.1 Long-term debt and net indebtedness

In recent years, we have funded our operations and capital requirements with cash generated from operations. Our primary uses of funds are to finance working capital requirements, capital expenditures, payment of dividends, and business acquisitions. We have a committed unsecured revolving long-term bank credit facility of $1.0 billion which has been periodically utilized, primarily to fund business acquisitions in recent years, including the acquisitions of Comfort Colors in March 2015 and Doris in July 2014. During the twelve months ended October 4, 2015, we also utilized our credit facility to fund the repurchase for cancellation of 3,050,000 common shares (on a post-split basis) as noted under section 8.6 of this MD&A.

	October 4,	October 5,
(in $ millions)	2015	2014

Long-term debt and total indebtedness(1)	462.0	157.0
Cash and cash equivalents	(47.1)	(65.2)
Net indebtedness(1)	414.9	91.8
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The long-term bank credit facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable bankers’ acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2014, the Company amended its revolving long-term bank credit facility to extend the maturity date from January 2019 to April 2020. As at October 4, 2015, $462.0 million (October 5, 2014 - $157.0 million) was drawn under the facility and the effective interest rate for the twelve months ended October 4, 2015 was 1.4%. In addition, an amount of $10.4 million (October 5, 2014 - $7.9 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at October 4, 2015.

For the twelve-month period ending January 3, 2016, capital expenditures are now projected to be approximately $250 million compared to the Company’s previous guidance range provided on July 31, 2015 of $250–$300 million. The projected capital expenditures are mainly related to the Company’s continuing investments in new yarn-spinning facilities in the U.S., textile projects in Rio Nance, the expansion of the Company’s printwear distribution centre in Eden, NC, and the expansion of sewing facilities to support growth in retail.

We expect that cash flows from operating activities and the unutilized financing capacity under our revolving long-term bank credit facility will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy, and to fund the normal course issuer bid discussed in section 8.6 below.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.23

MANAGEMENT’S DISCUSSION AND ANALYSIS

8.2 Off-balance sheet arrangements and contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, as well as minimum royalty payments, which are included in the table of contractual obligations that follows. The following table sets forth the maturity of our contractual obligations by period for the following items as at October 4, 2015.

	Carrying	Contractual	Less than	1 to 3	4 to 5	More than
(in $ millions)	amount	cash flows	1 year	years	years	5 years

Accounts payable and accrued liabilities	295.1	295.1	295.1	-	-	-
Long-term debt	462.0	462.0	-	-	462.0	-
Purchase obligations	-	232.2	214.3	17.9	-	-
Operating leases and other obligations	-	166.3	42.1	55.2	20.7	48.3
Total contractual obligations	757.1	1,155.6	551.5	73.1	482.7	48.3

As disclosed in note 24 to our 2014 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at October 4, 2015, the maximum potential liability under these guarantees was $41.2 million, of which $10.8 million was for surety bonds and $30.4 million was for financial guarantees and standby letters of credit.

8.3 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, interest rates, commodity prices, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at October 4, 2015, the Company’s outstanding derivative financial instruments were mainly related to foreign exchange and commodity forward and option contracts, in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar and to manage its exposure to movements in commodity prices. The Company also has a total return swap outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash.

8.4 Outstanding share data

On February 4, 2015, the Board of Directors of the Company approved a share dividend of one common share for each issued and outstanding common share of the Company, which has the same effect as a two-for-one stock split of the Company’s outstanding common shares. The Company’s share dividend on the common shares was paid on March 27, 2015 to shareholders of record at the close of business on March 20, 2015 and is designated as an “eligible dividend” for Canadian tax purposes. The following outstanding share data reflects the effect of the two-for-one stock split which took effect on March 27, 2015.

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at October 31, 2015 there were 243,132,876 common shares issued and outstanding along with 2,019,209 stock options and 280,976 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.24

MANAGEMENT’S DISCUSSION AND ANALYSIS

8.5 Declaration of dividend

The Company paid dividends of $63.7 million during the twelve months ended October 4, 2015. On November 11, 2015, the Board of Directors declared a quarterly cash dividend of $0.065 per share for an expected aggregate payment of $15.8 million which will be paid on December 14, 2015 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on November 27, 2015. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving long-term bank credit facility requires compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

8.6 Normal course issuer bid

In December 2014, the Company announced the initiation of a normal course issuer bid (NCIB) beginning December 8, 2014 and expiring December 7, 2015, to purchase for cancellation up to 12.2 million outstanding common shares of the Company (on a post-split basis), representing approximately 5% of the Company’s issued and outstanding common shares, on the TSX and the NYSE or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada.

Under the NCIB, Gildan may purchase up to a maximum of 158,542 shares (on a post-split basis) daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the six calendar months completed prior to the announcement of the NCIB. The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

During December 2014, the Company repurchased and cancelled a total of 3,050,000 common shares (on a post-split basis) under the NCIB by way of private agreements with an arm’s-length third-party seller for a total cost of $79.7 million, which reflected a discount to the prevailing market price of the Company’s common shares on the TSX at the time of the purchases. Of the total cost, $1.6 million was charged to share capital and $78.1 million was charged to retained earnings. During the three months ended October 4, 2015, there were no repurchases under the NCIB.

9.0	LEGAL PROCEEDINGS

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0	OUTLOOK

A discussion of management’s expectations as to our outlook is contained in our earnings press release dated November 12, 2015 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.25

MANAGEMENT’S DISCUSSION AND ANALYSIS

11.0	FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, commodity price risk, interest rate risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to the “Financial risk management” section of the 2014 Annual MD&A for additional disclosure of the Company’s exposure to risks arising from financial instruments and how the Company manages those risks.

12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our 2014 audited annual consolidated financial statements. The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
•	Determination of cash-generating units (CGUs)
•	Income taxes

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:
•	Allowance for doubtful accounts
•	Inventory valuation
•	Business combinations
•	Recoverability and impairment of non-financial assets
•	Measurement of the estimate of expected expenditures for decommissioning and site restoration costs
•	Income taxes

For a more detailed discussion on these areas requiring the use of management estimates and judgments, readers should refer to note 3 to our 2014 audited annual consolidated financial statements.

13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements as at and for the three and twelve months ended October 4, 2015 were prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies as outlined in note 3 of our 2014 audited annual consolidated financial statements, except as noted below.

On October 6, 2014, the Company adopted IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. For a detailed description of IFRIC 21, please refer to note 2 to the unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.26

MANAGEMENT’S DISCUSSION AND ANALYSIS

13.2 New accounting standards and interpretations not yet applied

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. For a detailed description of IFRS 15, please refer to note 3 to the unaudited condensed interim consolidated financial statements.

Financial instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. For a detailed description of IFRS 9 (2014), please refer to note 3 to the unaudited condensed interim consolidated financial statements.

14.0	INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s internal control over financial reporting that occurred during the period beginning on July 6, 2015 and ended on October 4, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

15.0	RISKS AND UNCERTAINTIES

In our 2014 Annual MD&A under the sections “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business. The risks described in our 2014 Annual MD&A include risks associated with:

•	Our ability to implement our strategies and plans
•	Our ability to compete effectively
•	Our ability to integrate acquisitions
•	Adverse changes in general economic conditions
•	Our reliance on a small number of significant customers
•	Our customers do not commit to purchase minimum quantities
•	Our ability to anticipate, identify or react to evolving consumer preferences and trends
•	Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•	Fluctuations and volatility in the price of raw materials used to manufacture our products
•	Our dependence on key suppliers
•	Climate, political, social and economic risks in the countries in which we operate or from which we source production
•	We rely on certain international trade agreements and preference programs and are subject to evolving international trade regulations
•	Factors or circumstances that could increase our effective income tax rate
•	Compliance with environmental, health and safety regulations
•	Our significant reliance on our information systems for our business operations
•	Adverse changes in third party licensing arrangements and licensed brands

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.27

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Our ability to protect our intellectual property rights
•	Changes in our relationship with our employees or changes to domestic and foreign employment regulations
•	Negative publicity as a result of violation in local labour laws or international labour standards, unethical labour and other business practices
•	Our dependence on key management and our ability to attract and/or retain key personnel
•	Product safety regulation
•	Litigation and/or regulatory actions
•	Data security and privacy breaches

16.0	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. Management uses adjusted net earnings and adjusted diluted EPS to measure our performance from one period to the next, without the variations caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
(in $ millions, except per share amounts)	2015	2014	2015	2014

Net earnings	123.1	122.7	237.3	359.6
Adjustments for:
Restructuring and acquisition-related costs	4.3	0.5	13.6	3.2
Income tax recovery on restructuring
and acquisition-related costs	(1.0)	(0.4)	(2.0)	(0.8)
Adjusted net earnings	126.4	122.8	248.9	362.0
Basic EPS(1)	0.51	0.50	0.98	1.48
Diluted EPS(1)	0.50	0.50	0.97	1.46
Adjusted diluted EPS(1)	0.52	0.50	1.02	1.47
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.28

MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. We use adjusted EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
(in $ millions)	2015	2014	2015	2014

Net earnings	123.1	122.7	237.3	359.6
Restructuring and acquisition-related costs	4.3	0.5	13.6	3.2
Depreciation and amortization	30.2	24.3	116.6	95.6
Financial expenses, net	4.9	1.6	15.4	2.9
Income tax expense	1.3	(5.0)	3.9	7.0
Adjusted EBITDA	163.8	144.1	386.8	468.3
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Free cash flow
Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business, to pursue business acquisitions, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
(in $ millions)	2015	2014	2015	2014

Cash flows from operating activities	190.5	185.5	219.8	264.1
Cash flows used in investing activities	(41.2)	(174.7)	(390.7)	(389.5)
Adjustment for:
Business acquisitions	(0.1)	101.7	103.8	101.7
Free cash flow	149.2	112.5	(67.1)	(23.7)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	October 4, 2015	October 5, 2014

Long-term debt and total indebtedness	462.0	157.0
Cash and cash equivalents	(47.1)	(65.2)
Net indebtedness	414.9	91.8
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.29

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	October 4,	October 5,
	2015	2014

Current assets:
Cash and cash equivalents	$47,097	$65,163
Trade accounts receivable	424,407	354,265
Income taxes receivable	477	1,439
Inventories (note 5)	826,781	779,407
Prepaid expenses and deposits	18,152	17,507
Assets held for sale	4,340	5,839
Other current assets	17,966	23,784
Total current assets	1,339,220	1,247,404

Non-current assets:
Property, plant and equipment	1,040,219	873,726
Intangible assets	335,421	287,353
Goodwill (note 8(a))	188,777	176,445
Deferred income taxes	1,750	-
Other non-current assets	5,990	8,116
Total non-current assets	1,572,157	1,345,640

Total assets	$2,911,377	$2,593,044

Current liabilities:
Accounts payable and accrued liabilities	$295,060	$374,671
Total current liabilities	295,060	374,671

Non-current liabilities:
Long-term debt (note 6)	462,000	157,000
Deferred income taxes	-	349
Employee benefit obligations	5,242	19,565
Provisions	19,838	17,926
Total non-current liabilities	487,080	194,840

Total liabilities	782,140	569,511

Equity:
Share capital	138,863	124,595
Contributed surplus	16,718	20,778
Retained earnings	1,981,231	1,885,892
Accumulated other comprehensive income	(7,575)	(7,732)
Total equity attributable to shareholders of the Company	2,129,237	2,023,533

Total liabilities and equity	$2,911,377	$2,593,044

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.30

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
	2015	2014	2015	2014

Net sales	$674,508	$666,001	$2,415,472	$2,359,994
Cost of sales	462,553	473,934	1,830,135	1,701,311

Gross profit	211,955	192,067	585,337	658,683

Selling, general and administrative expenses	78,414	72,172	315,168	286,015
Restructuring and acquisition-related costs (note 7)	4,274	533	13,597	3,247

Operating income	129,267	119,362	256,572	369,421

Financial expenses, net (note 8(c))	4,872	1,637	15,376	2,897

Earnings before income taxes	124,395	117,725	241,196	366,524

Income tax expense (recovery)	1,325	(4,952)	3,896	6,972

Net earnings	123,070	122,677	237,300	359,552

Other comprehensive income (loss), net of related
income taxes (note 10):
Cash flow hedges	(7,499)	(4,802)	157	(7,076)
Actuarial loss on employee benefit obligations	-	(3,614)	-	(3,614)
	(7,499)	(8,416)	157	(10,690)

Comprehensive income	$115,571	$114,261	$237,457	$348,862

Earnings per share (note 11):
Basic(1)	$0.51	$0.50	$0.98	$1.48
Diluted(1)	$0.50	$0.50	$0.97	$1.46
(1) All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Twelve months ended October 4, 2015 and October 5, 2014
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number(1)	Amount	surplus	income (loss)	earnings	equity

Balance, October 5, 2014	244,648	$124,595	$20,778	$(7,732)	$1,885,892	$2,023,533

Share-based compensation	-	-	10,875	-	-	10,875
Shares issued under employee share
purchase plan	47	1,408	-	-	-	1,408
Shares issued pursuant to exercise of
stock options	756	10,623	(3,458)	-	-	7,165
Shares issued or distributed pursuant to
vesting of restricted share units	1,013	19,031	(19,031)	-	-	-
Shares repurchased and cancelled	(3,050)	(1,555)	-	-	(78,188)	(79,743)
Share repurchases for future settlement
of non-Treasury RSUs	(560)	(15,239)	7,488	-	-	(7,751)
Dividends declared	-	-	66	-	(63,773)	(63,707)
Transactions with shareholders of the
Company recognized directly in equity	(1,794)	14,268	(4,060)	-	(141,961)	(131,753)

Cash flow hedges (note 10)	-	-	-	157	-	157
Net earnings	-	-	-	-	237,300	237,300
Comprehensive income	-	-	-	157	237,300	237,457

Balance, October 4, 2015	242,854	$138,863	$16,718	$(7,575)	$1,981,231	$2,129,237

Balance, September 29, 2013	243,252	$107,867	$28,869	$(656)	$1,583,346	$1,719,426

Share-based compensation	-	-	10,099	-	-	10,099
Shares issued under employee share
purchase plan	42	1,117	-	-	-	1,117
Shares issued pursuant to exercise of
stock options	236	4,617	(1,310)	-	-	3,307
Shares issued or distributed pursuant to
vesting of restricted share units	1,718	25,475	(25,475)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs	(600)	(14,481)	8,383	-	-	(6,098)
Dividends declared	-	-	212	-	(53,392)	(53,180)
Transactions with shareholders of the
Company recognized directly in equity	1,396	16,728	(8,091)	-	(53,392)	(44,755)

Cash flow hedges (note 10)	-	-	-	(7,076)	-	(7,076)
Actuarial loss on employee benefit
obligations	-	-	-	-	(3,614)	(3,614)
Net earnings	-	-	-	-	359,552	359,552
Comprehensive income (loss)	-	-	-	(7,076)	355,938	348,862

Balance, October 5, 2014	244,648	$124,595	$20,778	$(7,732)	$1,885,892	$2,023,533
(1) All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.32

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
	2015	2014	2015	2014

Cash flows from (used in) operating activities:
Net earnings	$123,070	$122,677	$237,300	$359,552
Adjustments to reconcile net earnings to cash flows
from operating activities (note 12(a))	24,638	14,930	122,603	93,629
	147,708	137,607	359,903	453,181
Changes in non-cash working capital balances:
Trade accounts receivable	25,270	20,362	(69,113)	(90,549)
Income taxes	5,981	1,656	922	(628)
Inventories	(4,634)	(24,231)	(15,170)	(149,231)
Prepaid expenses and deposits	(377)	1,214	(576)	(1,863)
Other current assets	5,417	(295)	1,119	(8,144)
Accounts payable and accrued liabilities	11,113	49,172	(57,270)	61,334
Cash flows from operating activities	190,478	185,485	219,815	264,100

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(40,538)	(70,686)	(284,007)	(286,553)
Purchase of intangible assets	(1,710)	(2,587)	(6,407)	(6,150)
Business acquisitions	70	(101,732)	(103,800)	(101,732)
Proceeds on disposal of assets held for sale and
property, plant and equipment	1,001	299	3,479	4,894
Cash flows used in investing activities	(41,177)	(174,706)	(390,735)	(389,541)

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under
revolving long-term bank credit facility	(131,000)	22,000	305,000	157,000
Dividends paid	(15,787)	(13,345)	(63,707)	(53,180)
Proceeds from the issuance of shares	561	1,238	8,439	4,316
Repurchase and cancellation of shares	-	-	(79,743)	-
Share repurchases for future settlement of
non-Treasury RSUs	-	-	(15,239)	(14,481)
Cash flows (used in) from financing activities	(146,226)	9,893	154,750	93,655

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	(564)	(601)	(1,896)	(419)
Net increase (decrease) in cash and cash equivalents
during the period	2,511	20,071	(18,066)	(32,205)
Cash and cash equivalents, beginning of period	44,586	45,092	65,163	97,368
Cash and cash equivalents, end of period	$47,097	$65,163	$47,097	$65,163

Cash paid during the period (included in cash flows from operating activities):
Interest	$2,719	$973	$7,523	$2,108
Income taxes, net of refunds	(1,296)	2,185	5,419	10,704

Supplemental disclosure of cash flow information (note 12)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended October 4, 2015
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. Beginning in fiscal 2015, the Company’s fiscal year will end on the Sunday closest to December 31 of each year. As a result, fiscal 2015 will be a transition year, and will include 15 months of operations, beginning on October 6, 2014 and ending on January 3, 2016.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are as at and for the three and twelve months ended October 4, 2015 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

All earnings per share and share data in these condensed interim consolidated financial statements and notes are on a post-split basis, reflecting the effect of the two-for-one stock split of the Company’s outstanding common shares by way of a share dividend that took effect on March 27, 2015.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except as noted below. These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2014 audited annual consolidated financial statements. Certain prior year comparatives have been reclassified to conform to the current period’s presentation.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on November 11, 2015.

(b)	Seasonality of the business:

The Company’s net sales are subject to seasonal variations within our operating segments. For our Printwear segment, net sales have historically been higher during the second quarter of the calendar year. For our Branded Apparel segment, net sales have historically been higher during the third and fourth quarters of the calendar year.

(c)	Initial application of new or amended accounting standards in the reporting period:

On October 6, 2014, the Company adopted IFRIC 21, Levies. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow of resources from an entity imposed by a government in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes, and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The adoption of IFRIC 21 did not have an impact on the Company’s consolidated financial statements.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 is effective for the Company’s fiscal year beginning on January 1, 2018, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

4. BUSINESS ACQUISITION:

On March 2, 2015, the Company acquired substantially all of the operating assets of a company operating under the Comfort Colors trade name for cash consideration of $103.3 million. The transaction also resulted in the effective settlement of $8.4 million of trade accounts receivable from Comfort Colors prior to the acquisition. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Comfort Colors is the leading supplier of garment-dyed undecorated basic T-shirts and sweatshirts for the North American printwear market. The Comfort Colors® brand is highly recognized among consumers purchasing from college bookstores, specialty retail stores, and destination and resort shops. The acquisition of Comfort Colors reinforces Gildan’s strategy to increase its penetration of the growing fashion basics segment of the North American printwear market.

The Company accounted for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair value of inventories acquired, which the Company expects to finalize by the end of fiscal 2015. Goodwill is attributable primarily to Comfort Colors’ assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is partially deductible for tax purposes.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4. BUSINESS ACQUISITION (continued):

The following table summarizes the provisional amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$14,595
Inventories	22,778
Prepaid expenses and deposits	69
Property, plant and equipment	1,668
Intangible assets (i)	62,300
101,410

Liabilities assumed:
Accounts payable and accrued liabilities	(2,064)
(2,064)

Goodwill	12,332
Net assets acquired at fair value	111,678

Cash consideration paid	103,300
Settlement of pre-existing relationship	8,378
$111,678
(i) The intangible assets acquired are comprised of customer relationships in the amount of $25.0 million, which are being amortized on a straight line basis over their estimated useful lives, and trademarks in the amount of $37.3 million, which are not being amortized as they are considered to be indefinite life intangible assets.

The consolidated results of the Company for fiscal 2015 include net sales of $42.2 million and net earnings of $11.6 million relating to Comfort Colors’ results of operations since the date of acquisition, adjusted to reflect the elimination of intercompany sales. If the acquisition of Comfort Colors was accounted for on a pro forma basis as if it had occurred at the beginning of the Company’s fiscal year, the Company’s consolidated net sales and net earnings for the twelve months ended October 4, 2015 would have been $2,442.8 million and $242.1 million, respectively. These pro forma figures have been estimated based on the results of Comfort Colors’ operations prior to being purchased by the Company, adjusted to reflect the elimination of intercompany sales, and fair value adjustments which arose on the date of acquisition, as if the acquisition occurred on October 6, 2014, and should not be viewed as indicative of the Company’s future results.

The operating results of Comfort Colors are included in the Printwear segment.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5. INVENTORIES:

	October 4,	October 5,
	2015	2014

Raw materials and spare parts inventories	$116,893	$98,767
Work in progress	59,433	58,658
Finished goods	650,455	621,982
	$826,781	$779,407

6. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $1 billion. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2014, the Company amended its revolving long-term bank credit facility to increase the facility to $1 billion from $800 million, and to extend the maturity date from January 2019 to April 2020. As at October 4, 2015, $462.0 million (October 5, 2014 - $157.0 million) was drawn under the facility, and the effective interest rate for the twelve months ended October 4, 2015 was 1.4%. In addition, an amount of $10.4 million (October 5, 2014 - $7.9 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at October 4, 2015.

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
	2015	2014	2015	2014

Employee termination and benefit costs	$1,302	$92	$5,011	$521
Loss on settlement on wind-up of defined benefit
pension plan	-	-	-	1,898
Exit, relocation and other costs	2,996	444	7,159	410
Gains on disposal of assets held for sale	(262)	(7)	(592)	(345)
Remeasurement of contingent consideration in
connection with a business acquisition	196	-	917	-
Acquisition-related transaction costs	42	4	1,102	763
	$4,274	$533	$13,597	$3,247

Restructuring and acquisition-related costs for the twelve months ended October 4, 2015 relate primarily to costs incurred in connection with the integration of acquired businesses, including the integration of the more recent Doris and Comfort Colors acquisitions, and the completion of the integration of other businesses acquired in previous years, involving consolidation of customer service, distribution and administrative  functions, and screenprinting operations. Restructuring and acquisition-related costs also include transaction costs related to the acquisition of the operating assets of Comfort Colors as well as costs incurred in connection with the consolidation of sewing operations.

Restructuring and acquisition-related costs for the twelve months ended October 5, 2014 relate primarily to a loss incurred on the final settlement on the wind-up of the former Gold Toe defined benefit pension plan, and transaction costs incurred in connection with the acquisition of the operating assets of Doris.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8. OTHER INFORMATION:

(a) Goodwill
October 4,
2015

Balance, October 5, 2014	$176,445
Goodwill acquired (note 4)	12,332
Balance, October 4, 2015	$188,777

(b) Depreciation and amortization:
	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
	2015	2014	2015	2014

Depreciation of property, plant and equipment	$28,356	$23,071	$105,418	$84,561
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories at the
beginning and end of the period	(3,499)	(3,536)	(9,426)	(6,168)
Depreciation of property, plant and equipment included
in net earnings	24,857	19,535	95,992	78,393
Amortization of intangible assets, excluding software	4,678	4,152	17,846	15,216
Amortization of software	710	567	2,793	2,009
Depreciation and amortization included in net earnings	$30,245	$24,254	$116,631	$95,618

     Property, plant and equipment includes $140.8 million (October 5, 2014 - $166.9 million) of assets not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

(c) Financial expenses, net:
	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
	2015	2014	2015	2014

Interest expense on financial liabilities
recorded at amortized cost	$2,262	$957	$6,708	$2,061
Bank and other financial charges	994	801	3,755	3,299
Interest accretion on discounted provisions	82	82	327	323
Foreign exchange loss (gain)	1,534	(203)	4,586	(2,786)
	$4,872	$1,637	$15,376	$2,897

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:

The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	October 4,	October 5,
	2015	2014

Financial assets
Amortized cost:
Cash and cash equivalents	$47,097	$65,163
Trade accounts receivable	424,407	354,265
Other current assets	15,364	17,824
Long-term non-trade receivables included in other
non-current assets	2,513	4,008
Derivative financial instruments designated as effective
hedging instruments included in other current assets	1,238	920
Derivative financial instruments included in other
current assets - total return swap	450	-

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$281,545	$361,377
Long-term debt - bearing interest at variable rates	462,000	157,000
Derivative financial instruments designated as effective
hedging instruments included in accounts payable
and accrued liabilities	7,541	7,335
Contingent consideration included in accounts payable
and accrued liabilities	5,974	5,959

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9. FAIR VALUE MEASUREMENT (continued):

Contingent consideration
The contingent consideration in connection with a business combination is payable based on the achievement of targets for growth in sales revenues for a three-year period from the date of the acquisition. The fair value measurement of the contingent consideration is determined using unobservable (Level 3) inputs. These inputs include (i) the estimated amount and timing of projected cash flows; (ii) the probability of the achievement of the factors on which the contingency is based; and (iii) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Fair value has been estimated based on the best estimate of the probability of the revenue targets being achieved, as well as using a discount rate which is based on the risk associated with the revenue targets being met. The discount rate applied to the contingent consideration was 13.5%. Significant increases (decreases) in any of the inputs in isolation could result in a significantly lower (higher) fair value measurement. There has been no significant change in any of the inputs used to measure the fair value of the contingent consideration since the date of the acquisition. The contingent consideration is classified as a financial liability and is included in accounts payable and accrued liabilities.

Derivatives
The derivatives consist mainly of foreign exchange and commodity forward and option contracts. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company.

The fair values of financial assets, financial liabilities and derivative financial instruments were measured using Level 1 or 2 inputs in the fair value hierarchy, with the exception of the contingent consideration which was measured using Level 3 inputs. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10. OTHER COMPREHENSIVE INCOME (“OCI”):

	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
	2015	2014	2015	2014

Net gain (loss) on derivatives designated as cash flow
hedges:
Foreign currency risk	$470	$(4,407)	$1,101	$(9,465)
Commodity price risk	(7,784)	-	(7,133)	-

Income taxes	(5)	44	(11)	95

Amounts reclassified from OCI to property, plant and
equipment, related to foreign currency risk	-	-	-	(991)

Amounts reclassified from OCI to inventory,
related to commodity price risk	501	-	7,903	-

Amounts reclassified from OCI to net earnings,
related to foreign currency risk, and included in:
Net sales	(461)	283	(1,393)	3,272
Selling, general and administrative expenses	139	-	139	113
Financial expenses, net	(367)	(727)	(466)	(67)
Income taxes	8	5	17	(33)
Other comprehensive income (loss)	$(7,499)	$(4,802)	$157	$(7,076)

The change in the time value element of option contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was $2.4 million for the three and twelve months ended October 4, 2015.

The change in the forward element of derivatives designated as cash flow and fair value hedges to reduce foreign currency risk was not significant for the three and twelve months ended October 4, 2015.

For the three and twelve months ended October 4, 2015, the derivatives designated as either cash flow hedges or fair value hedges were considered to be fully effective and no ineffectiveness has been recognized in net earnings.

As at October 4, 2015, approximately $6.2 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next twelve months.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
	2015	2014	2015	2014

Net earnings - basic and diluted	$123,070	$122,677	$237,300	$359,552

Basic earnings per share:
Basic weighted average number of common
shares outstanding	242,257	243,968	242,331	243,530
Basic earnings per share	$0.51	$0.50	$0.98	$1.48

Diluted earnings per share:
Basic weighted average number of common
shares outstanding	242,257	243,968	242,331	243,530
Plus dilutive impact of stock options, Treasury RSUs
and common shares held in trust	1,806	2,590	1,902	2,828
Diluted weighted average number of common
shares outstanding	244,063	246,558	244,233	246,358
Diluted earnings per share	$0.50	$0.50	$0.97	$1.46
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

Excluded from the above calculation for the three months ended October 4, 2015 are 282,737 stock options (2014 - 346,452) which were deemed to be anti-dilutive. Excluded from the above calculation for the twelve months ended October 4, 2015 are 578,939 stock options (2014 - 346,452) and 61,919 Treasury RSU’s (2014 - nil) which were deemed to be anti-dilutive.

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a) Adjustments to reconcile net earnings to cash flows from operating activities:
	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
	2015	2014	2015	2014

Depreciation and amortization (note 8(b))	$30,245	$24,254	$116,631	$95,618
Restructuring charges related to assets held
for sale (note 7)	(262)	(7)	(592)	(345)
Remeasurement of contingent consideration in
connection with a business acquisition (note 7)	196	-	917	-
Loss (gain) on disposal of property, plant and equipment	114	361	721	(548)
Share-based compensation	3,322	2,913	11,009	10,207
Deferred income taxes	(2,663)	(9,007)	(1,521)	(3,080)
Unrealized net (gain) loss on foreign exchange and
financial derivatives	(75)	(1,001)	713	(1,783)
Timing differences between settlement of financial
derivatives and transfer of deferred loss in
accumulated OCI to net earnings	983	(5,863)	4,393	(5,863)
Other non-current assets	2,221	421	2,126	(125)
Employee benefit obligations	(10,629)	847	(13,706)	(2,053)
Provisions	1,186	2,012	1,912	1,601
	$24,638	$14,930	$122,603	$93,629

(b)Variations in non-cash transactions:
	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
	2015	2014	2015	2014

Additions to property, plant and equipment included in
accounts payable and accrued liabilities	917	8,200	(11,357)	13,993
Proceeds on disposal of property, plant and equipment
included in other current assets	21	248	(298)	(79)
Amounts payable relating to business acquisitions	-	(6,400)	-	(6,400)
Settlement of pre-existing relationship	-	-	8,378	-
Transfer from accounts payable and accrued liabilities to
contributed surplus in connection with share repurchases
for future settlement of non-Treasury RSUs	-	-	7,488	8,383
Non-cash ascribed value credited to contributed
surplus for dividends attributed to Treasury RSUs	4	37	66	212
Non-cash ascribed value credited to share capital from
shares issued or distributed pursuant to vesting of
restricted share units and exercise of stock options	14,834	16,221	22,489	26,785

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13. CONTINGENT LIABILITIES:

Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

14. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, sheer hosiery, legwear, shapewear, underwear and activewear products, primarily to U.S. and Canadian retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2014 audited annual consolidated financial statements, and note 2 (c) of these condensed interim consolidated financial statements.

	Three months ended		Twelve months ended
	October 4,	October 5,	October 4,	October 5,
	2015	2014	2015	2014

Segmented net sales:
Printwear	$440,467	$435,775	$1,509,903	$1,559,549
Branded Apparel	234,041	230,226	905,569	800,445
Total net sales	$674,508	$666,001	$2,415,472	$2,359,994

Segment operating income:
Printwear	$124,361	$118,920	$300,817	$389,022
Branded Apparel	30,203	22,460	60,070	73,236
Total segment operating income	$154,564	$141,380	$360,887	$462,258

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$154,564	$141,380	$360,887	$462,258
Amortization of intangible assets,
excluding software	(4,678)	(4,152)	(17,846)	(15,216)
Corporate expenses	(16,345)	(17,333)	(72,872)	(74,374)
Restructuring and acquisition-related costs	(4,274)	(533)	(13,597)	(3,247)
Financial expenses, net	(4,872)	(1,637)	(15,376)	(2,897)
Earnings before income taxes	$124,395	$117,725	$241,196	$366,524

QUARTERLY REPORT – QUARTER ENDED OCTOBER 4, 2015 P.44